Exhibit 21.1

Freeline Therapeutics Holdings plc*

List of Subsidiaries

Subsidiary	Jurisdiction

Freeline Holdings (UK) Limited	England and Wales

Freeline Therapeutics Limited	England and Wales

Freeline Therapeutics GmbH	Germany

Freeline Therapeutics (Ireland) Limited	Ireland

Freeline Therapeutics, Inc.	Delaware

*Following the completion of the corporate reorganization described in the prospectus that forms a part of the registration statement to which this list of subsidiaries is an exhibit.